UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

kaBOOM! ENTERTAINMENT TO DISTRIBUTE THE ORIGINAL 1960s TELEVISION CLASSIC "FLIPPER" FOR THE FIRST TIME ON DVD IN CANADA

TORONTO - June 6, 2006 - kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group Inc. Company (AMEX: PAE; Toronto: PAE.LV), one of North America's fastest-growing independent film and television companies, announced today an agreement with Telegenic Programs Inc., for the Canadian DVD distribution rights of the original 1960s television series "Flipper."  Starring and directed by Brian Kelly, this will be the first time that the family classic  will be available on DVD.  kaBOOM! will release the 87 episodes over four box sets, starting in October 2006 and continuing throughout 2007.

Flipper enjoyed a four year run on NBC from 1964 to 1968, and has since become a cult classic and inspiration behind countless TV series and live action feature films.

"We are thrilled that a whole new generation of viewers will now have the opportunity to bring Flipper into their homes," says Ronda Taylor, Director of Operations at Telegenic Programs.  "Everyone who saw the series when it originally aired is going to be able to relive it and introduce the series to their children."

"Flipper is one of the most iconic television series of all time and we are thrilled to be introducing it to a new generation," says Berry Meyerowitz, President, kaBOOM! Entertainment.  "We are sure that children will fall in love with the show's classic and wholesome messages."

About kaBOOM! Entertainment Inc.

kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company, is one of the leading independent home entertainment studios. Since 1996 it has been providing a full range of services relating to the sales, marketing, licensing and distribution of DVDs and ancillary merchandise. It distributes sell-through and rental films across a wide variety of genres, such as children's, television, special interest and live-action feature films.  Peace Arch Entertainment, one of Canada's foremost entertainment companies, creates, develops, finances, produces and distributes propriety feature film and television programming for worldwide markets. Based in Toronto with offices in Vancouver, Los Angeles and London, the company is publicly traded on the American and Toronto stock exchanges under the symbol PAE.

About Telegenic Programs Inc.
Telegenic Programs Inc, founded 30 years ago by Lawrence Fein, is one of Canada's foremost independent television program distribution and production companies.

Telegenic currently holds exclusive Canadian television distribution rights to many high profile U.S. network television series and has been involved in more than $100 million of Canadian content production, including the award-winning epic drama, "Lonesome Dove" starring Eric McCormack.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

kaBOOM! Entertainment Inc.

A Peace Arch Entertainment Group® Company

Jamie Kokiw, Marketing & Production

416-783-8383 x 283

jkokiw@kaboom-ent.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 6, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.